Filed Pursuant to Rule 424(b)(3)

Registration No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 16 DATED DECEMBER 16, 2020

TO THE PROSPECTUS DATED APRIL 15, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 15, 2020 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on our November 2020 rent collections;

•	to disclose the transaction price for each class of our common stock as of January 1, 2021;

•	to disclose the calculation of our November 30, 2020 NAV per share for each class of our common stock;

•	to provide an update on the status of our current public offering (the “Offering”); and

•	to disclose the appointment of Chris Lowthert to the Investment Committee of our Advisor.

November 2020 Rent Collections Update

Rent collections remain strong, which has enabled us to provide investors with consistent, stable distributions. We have collected 96% of November rents, which continues to demonstrate the strength of our real estate portfolio.

January 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2021 (and repurchases as of December 31, 2020) is as follows:

Transaction Price (per share)
Class S	$21.40
Class T	$21.26
Class D	$21.30
Class I	$21.35

The January 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2020. A detailed presentation of the NAV per share is set forth below. No transactions or events have occurred since November 30, 2020 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

SREIT-SUP16-1220

November 30, 2020 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. All of our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2020 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of November 30, 2020 ($ and shares/units in thousands):

Components of NAV	November 30, 2020
Investments in real properties	$4,735,598
Investments in real estate-related securities	218,754
Cash and cash equivalents	91,360
Restricted cash	172,206
Other assets	32,979
Debt obligations	(3,188,364)
Subscriptions received in advance	(124,583)
Other liabilities	(83,694)
Performance participation accrual	(4,289)
Management fee payable	(1,927)
Accrued stockholder servicing fees (1)	(709)
Minority interest	(15,121)
Net asset value	$1,832,210
Number of outstanding shares/units	85,735

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of November 30, 2020, we have accrued under GAAP $69.2 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of November 30, 2020 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$940,824	$50,771	$55,824	$774,533	$10,258	$1,832,210
Number of outstanding shares/units	43,963	2,388	2,621	36,282	481	85,735
NAV Per Share/Unit as of November 30, 2020	$21.40	$21.26	$21.30	$21.35	$21.35

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the November 30, 2020 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.5%	5.2%
Hotel	9.4%	8.0%
Office	7.2%	6.0%
Industrial	6.7%	6.2%
Medical office	6.6%	5.7%

These assumptions are determined by the Advisor, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Hotel Investment Values	Office Investment Values	Industrial Investment Values	Medical office Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.8%	+2.0%	+1.9%	+2.1%
(weighted average)	0.25% increase	(1.9)%	(1.8)%	(1.9)%	(1.9)%	(2.0)%
Exit Capitalization Rate	0.25% decrease	+3.1%	+1.7%	+3.0%	+2.6%	+3.2%
(weighted average)	0.25% increase	(2.8)%	(1.6)%	(2.8)%	(2.4)%	(2.9)%

The following table provides a breakdown of the major components of our NAV as of October 31, 2020 ($ and shares/units in thousands):

Components of NAV	October 31, 2020
Investments in real properties	$4,714,606
Investments in real estate-related securities	219,137
Cash and cash equivalents	35,587
Restricted cash	124,949
Other assets	26,643
Debt obligations	(3,171,552)
Subscriptions received in advance	(80,709)
Other liabilities	(102,899)
Performance participation accrual	(2,921)
Management fee payable	(1,834)
Accrued stockholder servicing fees (1)	(692)
Minority interest	(15,070)
Net asset value	$1,745,245
Number of outstanding shares/units	81,757

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of October 31, 2020, we have accrued under GAAP $67.3 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of October 31, 2020 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$906,189	$49,352	$55,115	$724,342	$10,247	$1,745,245
Number of outstanding shares/units	42,393	2,323	2,591	33,969	481	81,757
NAV Per Share/Unit as of October 31, 2020	$21.38	$21.24	$21.27	$21.32	$21.32

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 89,403,853 shares of our common stock (consisting of 45,925,314 Class S shares, 2,539,570 Class T shares, 2,821,449 Class D shares and 38,117,520 Class I shares) in the primary offering for total proceeds of $1.9 billion and (ii) 2,482,257 shares of our common stock (consisting of 1,571,559 Class S Shares, 66,746 Class T Shares, 109,958 Class D Shares and 733,994 Class I Shares) pursuant to our distribution reinvestment plan for a total value of $52.8 million. We intend to continue selling shares in the offering on a monthly basis.

Appointments to the Investment Committee of our Advisor

The disclosure appearing under the heading “The Advisor and Starwood Capital” beginning on page 144 of our prospectus is supplemented with the following:

The Advisor has appointed Chris Lowthert as a member of the Investment Committee.

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